Exhibit 21.1
Significant Subsidiaries of Roku, Inc.*

Subsidiary Name	Jurisdiction
Purple Tag Originals, LLC	Delaware
Purple Tag (Taiwan) Ltd	Taiwan
Purple Tag Media Technology (Shanghai) Ltd. - Shenzhen Branch	China
Roku DX Holdings, Inc.	Delaware
Roku DX UK Ltd	United Kingdom
Roku India Private Limited	India
Roku International B.V.	Netherlands
Roku UK Limited	United Kingdom

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Roku, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.